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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14d-100)

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 4

                          CREDIT ACCEPTANCE CORPORATION
                       (Name of Subject Company (Issuer))

                          CREDIT ACCEPTANCE CORPORATION
                        (Name of Filing Person (Offeror))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                           (Title of Class Securities)

                                   225310-10-1
                      (CUSIP Number of Class of Securities)

                                CHARLES A. PEARCE
                               CHIEF LEGAL OFFICER
                          CREDIT ACCEPTANCE CORPORATION
                     25505 WEST TWELVE MILE ROAD, SUITE 3000
                            SOUTHFIELD, MI 48034-8339
                                 (248) 353-2700
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 WITH A COPY TO:

                               MARK A. METZ, ESQ.
                               DYKEMA GOSSETT PLLC
                             400 RENAISSANCE CENTER
                                DETROIT, MI 48243
                                 (313) 568-6800

                            CALCULATION OF FILING FEE

TRANSACTION VALUATION*   $125,000,000
AMOUNT OF FILING FEE**   $     13,375

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 5,000,000 shares of the outstanding common stock at a price of $25.00 per share in cash.

** The amount of the filing fee equals $107.00 per $1 million of the transaction value and is estimated in accordance with Rule 0-11 under the Securities Exchange Act of 1934.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:     $13,375
     Form or Registration No.:   Schedule TO
     Filing Party:               Credit Acceptance Corporation
     Date Filed:                 February 10, 2006

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

|X|  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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     This Amendment No. 4 amends and supplements the Tender Offer Statement on
Schedule TO filed with the Securities and Exchange Commission ("SEC") on February 10, 2006, as amended by Amendment No. 1 thereto filed with the SEC on February 16, 2006, Amendment No. 2 thereto filed with the SEC on March 2, 2006 and Amendment No. 3 filed with the SEC on March 10, 2006 ("Schedule TO") by Credit Acceptance Corporation, a Michigan corporation ("CA"), in connection with the offer by CA to purchase up to 5,000,000 shares of its Common Stock, par value $.01 per share (the "Shares"), at a price between $21.00 and $25.00 per Share, net to the seller in cash, without interest, upon and subject to the terms and conditions set forth in the Offer to Purchase, dated February 10, 2006 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal"), which together, as each may be amended or supplemented from time to time, constitute the "Offer" and which are appended to and filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

     All information in the Offer to Purchase and the Letter of Transmittal is hereby expressly incorporated in this Amendment No. 4 by reference in response to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.

     ITEM 11. ADDITIONAL INFORMATION.

          Item 11 is hereby amended and supplemented by adding the following information:

                    On March 14, 2006, the Company issued a press release
               announcing the preliminary results of the Offer, which expired on March 13, 2006. A copy of the press release is filed as Exhibit
               (a)(5)(ix) to the Schedule TO and is incorporated herein by reference.

     ITEM 12. EXHIBITS.

          Item 12 is hereby amended and supplemented to add the following:

Exhibit Number   Description
--------------   -----------
(a)(5)(ix)       Press release dated March 14, 2006 announcing preliminary
                 results of the Offer


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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        CREDIT ACCEPTANCE CORPORATION


                                        BY: /s/ DOUGLAS W. BUSK
                                            ------------------------------------
                                            Douglas W. Busk
                                            Treasurer

Dated: March 14, 2006


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